UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

NeuBase Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

64132K102

(CUSIP Number)

July 12, 2019

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)	☒ Rule 13d–1(c)	☐ Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G Page 2 of 4

CUSIP No. 64132K102
(1) Names of reporting persons	Shivaji Thadke
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Citizenship or place of organization	India
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	1,019,055
(6) Shared voting power	0
(7) Sole dispositive power	1,019,055
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	1,019,055
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	6.0%
(12) Type of reporting person (see instructions)	IN

SCHEDULE 13G Page 3 of 4

Item 1(a)	Name of issuer:

NeuBase Therapeutics, Inc.

Item 1(b)	Address of issuer's principal executive offices:

700 Technology Drive, Third Floor, Pittsburgh, PA 15219.

2(a)	Name of person filing:

Shivaji Thadke

2(b)	Address or principal business office or, if none, residence:

700 Technology Drive, Third Floor, Pittsburgh, PA 15219.

2(c)	Citizenship:

India

2(d)	Title of class of securities:

Common stock, $0.0001 par value per share (the “Common Stock”)

2(e)	CUSIP No.:

64132K102

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

None of the categories is applicable to any of the undersigned.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,019,055.

(b) Percent of class: The information set forth in Rows 5 through 11 on the cover page for the Reporting Person is hereby incorporated by reference into this Item 4(b) for the Reporting Person.  The percentages reported herein are calculated on the basis of a total of 17,062,681 shares of Common Stock outstanding as of the date hereof, based on a statement in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2019, that there were 15,524,219 shares of Common Stock outstanding as of July 12, 2019, and as adjusted by the Company’s issuance of 1,538,462 shares of Common Stock as disclosed in the Company’s Current Report on Form 8-K, filed with the SEC on July 17, 2019.

SCHEDULE 13G Page 4 of 4

(c) Number of shares as to which the person has: The information set forth in Rows 5 through 11 on the cover page for the Reporting Person is hereby incorporated by reference into this Item 4(c) for the Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 22, 2019	Signature:	/s/ Sam Backenroth, as attorney-in-fact for Shivaji Thadke

 Exhibit Index

Exhibit Number	Title
24	Power of Attorney granted by Shivaji Thadke